EXHIBIT 99.3

HARRY WINSTON DIAMOND CORPORATION

Highlights
 (All figures are in United States dollars unless otherwise indicated)

Harry Winston Diamond Corporation achieved record consolidated sales for the year, generating a 35% increase in gross margin and a 48% increase in consolidated earnings from operations over the prior year. The Company’s consolidated sales for the year increased by 22% to $679.3 million with earnings from operations of $217.7 million, compared to $558.8 million and $146.8 million, respectively, for the prior year.

Net earnings were $106.4 million, or $1.82 per share, compared to net earnings of $104.3 million, or $1.79 per share, respectively, in the prior year. Net earnings for the year were reduced by a net $43.4 million foreign exchange loss, or $0.74 per share, compared to a net $8.8 million foreign exchange gain, or $0.15 per share, in the prior year. The loss is a result of the 17% strengthening of the Canadian dollar relative to the US dollar during the year.

The mining segment posted a 24% annual increase in sales to $413.8 million, while the retail segment recorded a 17% increase in sales to $265.5 million. Earnings from operations for the mining segment increased 53% to $220.7 million. The retail loss from operations of $3.1 million compared to earnings from operations of $2.3 million in the prior year reflects increased investment for its continuing international salon expansion. The Company opened five new salons in fiscal 2008 compared to three in the prior year.

The Company’s share of diamond production at the Diavik Mine, which is recorded on a calendar basis, increased by 22% to 4.8 million carats for the year ended December 31, 2007, from 3.9 million carats for the prior year.

1    Harry Winston Diamond Corporation 2008 Annual Report

Management’s Discussion and Analysis
 Prepared as of April 15, 2008 (all figures are in United States dollars unless otherwise indicated)

On November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the fiscal year ended January 31, 2008, and its financial position as at January 31, 2008. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year of Harry Winston Diamond Corporation ended January 31. Unless otherwise indicated, references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, the operation of the Geneva watch factory, estimated reserves and resources at, and production from, the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, the expected life of the Diavik Mine, the timing of a revised resource statement, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the number and timing of expected rough diamond sales, projected sales growth and new store openings at Harry Winston Inc., expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry. Actual results may vary. See “Risks and Uncertainties”.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, the receipt of necessary regulatory approvals, world and US economic conditions, the level of worldwide diamond production, the expected sales mix at Harry Winston’s retail segment, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00 for fiscal 2009, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, the expected life of the Diavik Mine, future mining activity and mine plans, including plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, and future rough diamond sales, Harry Winston Diamond Corporation has assumed, among other things, that mining operations, construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. While Harry Winston Diamond Corporation considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties”.

2    Harry Winston Diamond Corporation 2008 Annual Report

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 21 of this Annual Report, as well as Harry Winston Diamond Corporation’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Harry Winston Diamond Corporation’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov respectively.

Summary Discussion

Effective November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation. The name change reflects the rebranding of the Company and its international position as a premier diamond company.

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Harry Winston Diamond Corporation also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Harry Winston Diamond Corporation’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Harry Winston Diamond Corporation has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”)  (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%) where Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The name of Aber Diamond Mines Ltd. was changed to Harry Winston Diamond Mines Ltd. on December 3, 2007.

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Market Commentary

The Diamond Market

Rough diamond prices remained strong throughout fiscal 2008. The upward trend in prices was particularly evident in the larger, better-quality ranges, which began the year positively and continued to rise throughout the year. This positive growth was also evident in smaller, high-quality rough diamonds driven by demand from the watch industry. After softening throughout fiscal 2007, demand for lower end goods experienced robust growth in the second half of fiscal 2008.

At the end of the year, the polished market showed strong sales growth in China, India and the Middle East which offset the more moderate demand from the US market. Prices rose in line with demand, with the lower-quality ranges of polished diamonds benefiting from the continuing scarcity of larger, better-quality goods.

The Retail Jewelry Market

In 2007, the global luxury diamond jewelry market, in which Harry Winston is positioned, experienced significant demand. Strong momentum from Chinese, Russian and Middle Eastern consumers more than offset a softness in spending from US customers as a result of the volatility in the US financial markets.

In the broader retail jewelry market, where Harry Winston does not conduct business, sales were negatively impacted by the US economic downturn.

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Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2008 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted) (quarterly results are unaudited)
	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$188,195	$176,478	$173,269	$141,365	$154,328	$145,232	$139,962	$119,271	$679,307	$558,793
Cost of sales	83,637	74,591	81,827	71,132	78,559	74,636	68,458	63,845	311,187	285,498
Gross margin	104,558	101,887	91,442	70,233	75,769	70,596	71,504	55,426	368,120	273,295
Gross margin (%)	55.6%	57.7%	52.8%	49.7%	49.1%	48.6%	51.1%	46.5%	54.2%	48.9%
Selling, general and administrative expenses	45,494	35,539	35,201	34,211	38,590	33,480	27,171	27,295	150,445	126,536
Earnings from operations	59,064	66,348	56,241	36,022	37,179	37,116	44,333	28,131	217,675	146,759
Interest and financing expenses	(7,082)	(7,422)	(7,222)	(6,132)	(6,441)	(5,570)	(4,805)	(4,334)	(27,858)	(21,150)
Other income (expense)	706	594	545	913	(111)	1,764	1,805	1,623	2,758	5,081
Insurance settlement	13,488	–	–	–	–	–	–	–	13,488	–
Foreign exchange gain (loss)	22,270	(40,584)	(11,785)	(13,292)	9,831	(1,560)	2,619	(2,106)	(43,391)	8,784
Earnings before income taxes	88,446	18,936	37,779	17,511	40,458	31,750	43,952	23,314	162,672	139,474
Income taxes (recovery)	(1,968)	26,197	17,747	14,118	13,169	13,005	9,692	(1,036)	56,094	34,830
Earnings (loss) before minority interest	90,414	(7,261)	20,032	3,393	27,289	18,745	34,260	24,350	106,578	104,644
Minority interest	(34)	90	(26)	140	(5)	(86)	(5)	471	170	375
Net earnings (loss)	$90,448	$(7,351)	$20,058	$3,253	$27,294	$18,831	$34,265	$23,879	$106,408	$104,269
Basic earnings (loss) per share	$1.55	$(0.13)	$0.34	$0.06	$0.47	$0.32	$0.59	$0.41	$1.82	$1.79
Diluted earnings (loss) per share	$1.54	$(0.13)	$0.33	$0.05	$0.46	$0.32	$0.58	$0.40	$1.81	$1.76
Cash dividends declared per share	$0.05	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.80	$1.00
Total assets(i)	$1,494	$1,433	$1,367	$1,315	$1,288	$1,246	$1,116	$1,111	$1,494	$1,288
Total long-term liabilities(i)	$660	$530	$486	$408	$536	$530	$460	$460	$660	$536

(i)

Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 10 for additional information.

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Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Consolidated Net Earnings

Harry Winston Diamond Corporation’s net earnings for the fiscal year ended January 31, 2008 totalled $106.4 million or $1.82 per share, compared to net earnings of $104.3 million or $1.79 per share for the prior year. Net earnings were impacted by a net $43.4 million foreign exchange loss, or $0.74 per share, related primarily to an unrealized non-cash loss on future income taxes as compared to a net foreign exchange gain of $8.8 million, or $0.15 per share, in the prior year. Also impacting results are a future income tax recovery of $23.3 million or $0.40 per share compared to $17.0 million or $0.29 cents per share in the prior year and an after-tax gain on insurance settlement of $8.0 million or $0.14 per share that resulted from a robbery at the Harry Winston Paris salon in the third quarter. For more detail on the impact of the foreign exchange loss on future income taxes payable and the future income tax recovery, see “Consolidated Income Taxes” below.

Consolidated Sales

The Company recorded sales for the fiscal year ended January 31, 2008 of $679.3 million compared to sales of $558.8 million for the prior year. On a segment basis, rough diamond sales accounted for $413.8 million of these sales compared to $332.6 million for the prior year. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year. Harry Winston’s retail segment sales were $265.5 million, compared to $226.2 million for the prior year.

Consolidated Cost of Sales and Gross Margin

The Company recorded cost of sales of $311.2 million for a gross margin of 54.2% during the fiscal year compared to $285.5 million and a gross margin of 48.9% during the prior year. The Company’s cost of sales includes costs associated with mining, sorting and retail activities. See “Segmented Analysis” on page 10 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. Harry Winston Diamond Corporation incurred SG&A expenses of $150.4 million for the year compared to $126.5 million for the prior year. The increase of $23.9 million in SG&A expenses from the prior year is primarily due to an increase of $7.4 million in salaries and benefits, $6.5 million in advertising and selling expenses, $6.2 million in rent and building related expenses, and $3.7 million in amortization expense. Included in the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. operations, which was partially offset by the reversal of a specific provision against accounts receivable of $2.2 million.

SG&A expenses for the current year included $23.3 million for the mining segment and $127.1 million for the retail segment as compared to $21.2 million and $105.3 million, respectively, for the prior year. For the mining segment, the increase was as a result of the continued development of our global selling, marketing and administrative operations. For the retail segment the increase was as a result of opening five new salons and refurbishing two existing salons during the year.

Consolidated Income Taxes

The Company recorded a tax expense of $56.1 million during the twelve months ended January 31, 2008, compared to $34.8 million for the prior fiscal year. The Company’s effective income tax rate for the fiscal year ended January 31, 2008, excluding Harry Winston’s retail segment, is 33%, which is based on a statutory income tax rate of 34% adjusted for various items including the Northwest Territories mining royalty, impact of foreign exchange, impact of changes in future income tax rates, earnings subject to tax different than the statutory rate, and assessments and adjustments. During the current fiscal year, Harry Winston Diamond Corporation recorded a future tax recovery of $11.7 million as a result of the decrease in federal corporate income tax rates. This compares to a future tax recovery of $17.0 million in the prior year as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax. In addition, the Company reached a settlement with tax authorities during the current fiscal year on tax reassessments related to prior years’ tax filings, resulting in a recovery of $11.6 million of future taxes that were previously recorded in prior years.

6    Harry Winston Diamond Corporation 2008 Annual Report

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The strengthening of the Canadian dollar versus the US dollar from January 31, 2007 to January 31, 2008 resulted in an unrealized foreign exchange loss of $37.0 million on the revaluation of the Canadian dollar denominated future income tax liability. This unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended January 31, 2008	Year ended January 31, 2007
Statutory income tax rate	34%	37%
Stock compensation	0%	1%
Northwest Territories mining royalty (net of income tax relief)	12%	9%
Impact of foreign exchange	6%	(6)%
Impact of changes in future income tax rates	(7)%	(12)%
Earnings subject to tax different than statutory rate	(3)%	(5)%
Changes in valuation allowance	(2)%	0%
Benefits of losses recognized through reduction of goodwill	3%	1%
Assessments and adjustments	(7)%	0%
Other items	(2)%	0%
Effective income tax rate	34%	25%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $27.9 million were incurred during the fiscal year compared to $21.2 million for the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston’s retail segment to finance increased inventory levels and at Harry Winston Diamond Corporation to finance its acquisition of the remaining portion of Harry Winston Inc. in September 2006.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $2.8 million during the year compared to $5.1 million in the prior year. The reduction in other income is due to higher cash balances held in the prior year in advance of the Harry Winston Inc. acquisition.

Consolidated Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

Consolidated Foreign Exchange Gain (Loss)

A net foreign exchange loss of $43.4 million was recognized during the fiscal year compared with a net gain of $8.8 million recognized during the prior year. The current year loss is comprised of a realized foreign exchange gain of $1.8 million and an unrealized, non-cash loss of $45.2 million relating principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at year end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

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Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Consolidated Net Earnings

The fourth quarter earnings of $90.4 million or $1.55 per share represent an increase of $63.1 million or $1.08 per share as compared to the results of the fourth quarter of the prior year. In addition to improved operating results, the increase is due to a $22.3 million foreign exchange gain or $0.38 per share related principally to an unrealized non-cash gain on future income taxes payable as compared to a foreign exchange gain of $9.8 million or $0.17 per share in the comparable quarter of the prior year. Also impacting the fourth quarter are an after-tax gain on insurance settlement of $8.0 million or $0.14 per share that resulted from a robbery at the Harry Winston Paris salon in the third quarter and a future income tax recovery of $22.4 million or $0.38 per share. For more detail on the impact of the foreign exchange gain on future income taxes payable and the future income tax recovery, see “Consolidated Income Taxes” below.

Consolidated Sales

Sales for the fourth quarter totalled $188.2 million, consisting of rough diamond sales of $103.2 million and retail segment sales of $85.0 million. This compares to sales of $154.3 million in the comparable quarter of the prior year (rough diamond sales of $81.0 million and retail segment sales of $73.3 million). The Company held two primary rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Harry Winston Diamond Corporation’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales and Gross Margin

The Company’s fourth quarter cost of sales was $83.6 million for a gross margin of 55.6% compared to $78.6 million cost of sales and gross margin of 49.1% for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 10 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $45.5 million for the fourth quarter, compared to $38.6 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter are $5.7 million for the mining segment as compared to $7.4 million for the comparable quarter of the prior year, and $39.8 million for the retail segment as compared to $31.2 million for the comparable quarter of the prior year. For the mining segment, the decrease was due to a mark-to-market adjustment to stock-based compensation. For the retail segment, the increase was as a result of our continued investment in the Harry Winston brand and the expansion of our retail salon base, and reflected an increase in salaries and benefits, advertising and selling expenses, rent and building related expenses and depreciation and amortization expense. See “Segmented Analysis” on page 10 for additional information.

Consolidated Income Taxes

Harry Winston Diamond Corporation recorded a net tax recovery of $2.0 million during the fourth quarter compared to a tax expense of $13.2 million in the comparable quarter of the prior year. The net tax recovery includes a future income tax recovery of $10.8 million as a result of the decrease in federal corporate income tax rates. It also includes a future income tax recovery of $11.6 million as a result of a settlement with tax authorities on tax reassessments related to prior years’ tax filings. In addition, the Canadian dollar weakened against the US dollar during the fourth quarter. As a result, the Company recorded an unrealized foreign exchange gain of $17.7 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not taxable for Canadian income tax purposes. All of these factors contributed to an overall net tax recovery in the current quarter.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

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The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended January 31, 2008	Three months ended January 31, 2007
Statutory income tax rate	34%	37%
Stock compensation	(1)%	2%
Northwest Territories mining royalty (net of income tax relief)	6%	9%
Impact of foreign exchange	(11)%	(14)%
Impact of changes in future income tax rates	(12)%	0%
Earnings subject to tax different than statutory rate	(1)%	(5)%
Changes in valuation allowance	(4)%	0%
Benefits of losses recognized through reduction of goodwill	3%	2%
Assessments and adjustments	(15)%	0%
Other items	(1)%	2%
Effective income tax rate	(2)%	33%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $7.1 million were incurred during the fourth quarter compared to $6.4 million during the comparable quarter of the prior year.

Consolidated Other Income (Expense)

Other income of $0.7 million was recorded during the quarter compared to other expense of $0.1 million in the comparable quarter of the prior year. Other expense in the prior year included a write-off of $0.9 million on an investment net of interest income on the Company’s various bank balances.

Consolidated Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

Consolidated Foreign Exchange Gain

A net foreign exchange gain of $22.3 million was recognized during the quarter compared to $9.8 million in the comparable quarter of the prior year. The gains relate principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at year end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

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Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

 (expressed in thousands of United States dollars) (quarterly results are unaudited)

	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$103,238	$122,711	$105,071	$82,752	$81,035	$90,754	$91,476	$69,308	$413,772	$332,573
Cost of sales	36,962	45,985	46,217	40,516	39,413	45,461	43,256	38,749	169,680	166,879
Gross margin	66,276	76,726	58,854	42,236	41,622	45,293	48,220	30,559	244,092	165,694
Gross margin (%)	64.2%	62.5%	56.0%	51.0%	51.4%	49.9%	52.7%	44.1%	59.0%	49.8%
Selling, general and administrative expenses	5,663	6,748	5,861	5,087	7,397	4,665	4,373	4,787	23,359	21,222
Earnings from operations	$60,613	$69,978	$52,993	$37,149	$34,225	$40,628	$43,847	$25,772	$220,733	$144,472

Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Mining Sales

Rough diamond sales for the year totalled $413.8 million compared to $332.6 million in the prior year resulting from a combination of higher grade and pricing as well as increased diamond recovery. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year.

Mining Cost of Sales and Gross Margin

The Company’s cost of sales for the fiscal year was $169.7 million for a gross margin of 59.0% compared to $166.9 million cost of sales and gross margin of 49.8% in the prior year. The increase in the gross margin percentage was driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. The prior year was negatively impacted by higher operating costs incurred as a result of the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $2.1 million from the prior year primarily due to the continued development of our global selling, marketing and administrative operations.

Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Mining Sales

Rough diamond sales for the quarter totalled $103.2 million compared to $81.0 million in the comparable quarter of the prior year resulting from a combination of higher grade and pricing as well as increased diamond recovery. The Company held two primary rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year. With Harry Winston Diamond Corporation’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India. Harry Winston Diamond Corporation expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

10    Harry Winston Diamond Corporation 2008 Annual Report

Mining Cost of Sales and Gross Margin

The Company’s fourth quarter cost of sales was $37.0 million for a gross margin of 64.2% compared to $39.4 million cost of sales and gross margin of 51.4% in the comparable quarter of the prior year. The increase in the gross margin percentage was driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. Prior year operating costs were negatively impacted by higher expenditures resulting from the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment decreased by $1.7 million from the comparable period of the prior year due to a mark-to-market adjustment to stock-based compensation.

Retail

The retail segment includes sales from Harry Winston’s salons which are located in prime markets around the world including seven salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas and Chicago; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$84,957	$53,767	$68,198	$58,613	$73,293	$54,478	$48,486	$49,963	$265,535	$226,220
Cost of sales	46,675	28,606	35,610	30,616	39,146	29,175	25,202	25,096	141,507	118,619
Gross margin	38,282	25,161	32,588	27,997	34,147	25,303	23,284	24,867	124,028	107,601
Gross margin (%)	45.1%	46.8%	47.8%	47.8%	46.6%	46.4%	48.0%	49.8%	46.7%	47.6%
Selling, general and administrative expenses	39,831	28,791	29,340	29,124	31,193	28,815	22,798	22,508	127,086	105,314
Earnings (loss) from operations	$(1,549)	$(3,630)	$3,248	$(1,127)	$2,954	$(3,512)	$486	$2,359	$(3,058)	$2,287

Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Retail Sales

Salon sales for the fiscal year ending January 31, 2008 were $265.5 million compared to $226.2 million for the prior year. The increase of 17% was supported by the opening of five new salons during the year as well as strong demand from Chinese, Russian and Middle Eastern customers for high-end jewelry and watches. Sales in the Asian market increased 35% from $53.1 million to $71.7 million, US sales increased 15% from $98.0 million to $112.5 million and European sales rose 8% from $75.1 million to $81.4 million. European sales were impacted by the temporary business disruption late in the third quarter and early in the fourth quarter relating to the Paris salon robbery that occurred in October 2007.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the year was $141.5 million compared to $118.6 million for the prior year. Gross margin for the year was $124.0 million or 46.7% compared to $107.6 million or 47.6% for the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, the gross margin for the year and the prior year would have been 50.3% and 50.7%, respectively.

11    Harry Winston Diamond Corporation 2008 Annual Report

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses for the year increased to $127.1 million or 47.9% of revenue as compared to $105.3 million or 46.6% of revenue in the prior year. This increase was primarily due to the opening of five salons and refurbishing of two salons in fiscal 2008, including an increase in salaries and benefits of $8.3 million, a $6.5 million increase in advertising and selling expenses, an increase in rent and building related expenses of $6.5 million, an increase in depreciation and amortization expense of $3.2 million and an increase in office expenses of $1.5 million. The SG&A expenses as a percentage of revenue for fiscal 2008 was also negatively impacted by the business disruption resulting from the Paris salon robbery that occurred in October 2007. Included in the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston Inc. and a reversal of a specific provision against accounts receivable of $2.2 million. SG&A expenses include depreciation and amortization expense of $9.3 million compared to $6.2 million in the prior year.

Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Retail Sales

Salon sales for the fourth quarter were $85.0 million compared to $73.3 million for the comparable quarter of the prior year. The 16% increase in Harry Winston sales relative to the comparable quarter of the prior year is primarily attributed to the opening of two flagship salons in Chicago and Nagoya, Japan. Strong momentum in emerging markets such as China and Russia supported the positive results despite the challenging US economic environment. Sales in the Asian market increased 46% to $21.0 million, US sales increased 38% to $46.5 million, offset by a 31% decrease in European sales to $17.4 million due primarily to the temporary business disruption late in the third quarter and early in the fourth quarter relating to the Paris salon robbery that occurred in October 2007.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the fourth quarter was $46.7 million compared to $39.1 million for the comparable quarter of the prior year. Gross margin for the quarter was $38.3 million or 45.1% compared to $34.1 million or 46.6% for the fourth quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fourth quarter and the comparable quarter of the prior year would have been 47.4% and 51.8%, respectively. Gross margins for the fourth quarter were impacted by two significant sales which generated lower margins. One of these sales to the Russian market involved a wide range of jewelry items to increase awareness of the Harry Winston brand in this market where demand for luxury brands has grown rapidly over the past several years.

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $39.8 million or 46.9% of revenue in the fourth quarter as compared to $31.2 million or 42.6% of revenue in the comparable quarter of the prior year. This increase was primarily due to an increase in rent and building related expenses of $2.5 million, an increase in salaries and benefits of $2.1 million, and an increase in advertising and selling expenses of $2.0 million. The SG&A expenses as a percentage of revenue for the current fourth quarter was also negatively impacted by the business disruption resulting from the Paris salon robbery that occurred in October 2007. SG&A expenses include depreciation and amortization expense of $3.2 million compared to $2.4 million in the comparable quarter of the prior year.

12    Harry Winston Diamond Corporation 2008 Annual Report

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

Annual production at the Diavik Mine reached a record 11.9 million carats for the calendar year ended December 31, 2007, representing an increase of 22% over the prior year. The increase in diamond production resulted from both higher grade and increased diamond recovery due to processing improvements.

Ore production for the fourth calendar quarter of 2007 was all from the high-grade A-154 South kimberlite pipe with 2.9 million carats produced from 0.58 million tonnes.

On March 14, 2008, the Company announced an updated ore reserve and resource statement and mine plan for the Diavik Mine. As a result of the new mine plan, underground mining is projected to begin at the Diavik Mine in 2009. The diversity of both open pit and underground mining areas will secure the Diavik Mine’s ability to maintain production through seasonal changes.

The first phase of the underground mine development of the A-154 South, A-154 North and A-418 kimberlite pipes has been substantially completed. At present, production principally comes from A-154 South open pit with A-418 being prepared for open pit mining in calendar 2008.

The Company expects to contribute approximately $221 million for capital expenditures to the Diavik Mine over the next two years at a Canadian/US dollar average exchange rate of $0.99 in support of the new mine plan’s underground development. It is expected that the funds will come from a combination of cash from operations, proceeds from a recent common share private placement and a refinancing of the Company’s existing credit facility.

The federal government recently approved the renewal of the Diavik Mine water license for a period of eight years, effective from November 1, 2007. The regional Wek’eezhii Land and Water Board, created under the Tli Cho land claim agreement, recommended license renewal after an intensive two-year public review. The license was granted subject to increased environmental monitoring, reporting and management controls.

Harry Winston Diamond Corporation’s 40% Share of Diavik Mine Production

(reported on a one-month lag)

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Diamonds recovered (000s carats)	1,177	997	4,777	3,931
Grade (carats/tonne)	5.06	4.91	4.97	4.21

Retail Segment

For the fiscal year, the retail segment generated strong double-digit growth in sales and maintained healthy underlying gross margins. Harry Winston Inc. increased its salon network to 18 salons around the world from 13 in the prior year. During the year the retail segment consolidated its watch manufacturing operations into a new facility located in Geneva, Switzerland. The new facility will provide manufacturing capacity to support the future growth of the watch business.

Harry Winston Inc. delivered strong revenue growth over the comparable quarter of the prior year. Gross margins were impacted by two significant sales which generated lower margins. One of these sales to the Russian market involved a wide range of jewelry items to increase awareness of the Harry Winston brand in this market where demand for luxury brands has grown rapidly over the past several years. Strong holiday sales of traditional Harry Winston retail products as well as new collections introduced in the current year were both major contributors to the results.

New salon openings in fiscal 2008 included, Tokyo (Roppongi), Beijing, Hong Kong, Chicago and Nagoya.

13    Harry Winston Diamond Corporation 2008 Annual Report

Liquidity and Capital Resources

Working Capital

As at January 31, 2008, Harry Winston Diamond Corporation had unrestricted cash and cash equivalents of $49.6 million and contingency cash collateral and reserves of $25.6 million as required under the Company’s debt arrangements, compared to $54.2 million and $51.4 million, respectively, at January 31, 2007. The Company had cash on hand and balances with banks of $33.0 million and short-term investments of $16.6 million at January 31, 2008 compared to $44.4 million and $9.8 million, respectively, at January 31, 2007. The short-term investments were held in overnight deposits. Total cash resources at January 31, 2008 were $30.4 million lower than $105.6 million at January 31, 2007, resulting primarily from additional Joint Venture cash calls to support the development of underground mining.

Working capital increased to $220.0 million at January 31, 2008 from $164.0 million at January 31, 2007.

The Company’s working capital fluctuates depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter along with the seasonality of the retail segment. The Company’s cash requirements are driven by differences in the timing of cash receipts and the cash outflows. The Company has the ability to draw on its various credit facilities to finance these timing differences.

Cash Flow from Operations

For the year ended January 31, 2008, Harry Winston Diamond Corporation generated $193.9 million in cash from operations, compared to $177.6 million in the prior year.

During the fiscal year, the Company purchased inventory of $48.5 million, increased prepaid expenses and other current assets by $32.8 million, increased income taxes payable by $30.2 million, increased accounts payable and accrued liabilities by $9.6 million and increased accounts receivable by $8.6 million.

The liquidity and capital requirements vary by quarter for the Company depending on the seasonal and production variability of its mining and retail segments. Timing differences in cash flow are financed by drawing down on the Company’s credit facilities. Over the course of a fiscal year, the Company does not expect the fluctuations to be material. Over the next two fiscal years, capital requirements for the mining segment are expected to increase significantly in accordance with the expected investment program at the Diavik Mine. Thereafter, capital requirements for the mining segment are expected to moderate and the mining segment is expected to generate sufficient cash flow to finance its operations and capital expenditure requirements. The capital requirements for the retail segment are ordinary in course and are not expected to fluctuate materially over the next few years. The retail segment will finance its operations and capital requirements during these years from operating cash flow and its credit facilities.

Financing Activities

During the year, Harry Winston Diamond Corporation repaid $19.3 million of its $100.0 million senior secured term facility that was used to finance the acquisition of the remaining portion of Harry Winston Inc. At January 31, 2008, the Company had $76.4 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparison, at January 31, 2007, $95.6 million was outstanding on the term credit facilities and $62.5 million was outstanding on the secured revolving credit facility.

14    Harry Winston Diamond Corporation 2008 Annual Report

As at January 31, 2008, Harry Winston Inc. had $154.0 million outstanding on its $200.0 million secured credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $42.0 million from the amount outstanding at January 31, 2007. On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. At January 31, 2008, $16.1 million had been drawn against the facility compared to $2.8 million at January 31, 2007. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,075 million. At January 31, 2008, $19.4 million had been drawn against these facilities, $4.7 million of which is long term, payable on June 28, 2010, with the balance of $14.7 million classified as bank advances.  At January 31, 2007, $5.8 million drawn against the unsecured facilities was classified as bank advances.

At January 31, 2008, $10.5 million and $9.4 million were drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V. (formerly Aber International N.V.) and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited (formerly Aber Diamond Israel 2006 Ltd.), respectively. At January 31, 2007, $18.4 million and $5.6 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V. and Harry Winston Diamond (Israel) Limited, respectively.

During the fiscal year, the Company made dividend payments of $46.7 million or $0.80 per share to its shareholders.

On March 14, 2008, the Company completed a 3 million common share private placement. The non-brokered private placement sold 3 million common shares at CDN $25 per share. No fees or commissions were payable on this transaction which generated net proceeds of CDN $75.0 million. This transaction diluted the Company’s issued and outstanding shares by 5%.

Investing Activities

During the fiscal year, the Company purchased capital assets of $201.8 million, of which $163.3 million were purchased for the mining segment and $38.5 million for the retail segment. Also included in deferred mineral property costs were purchases of $7.5 million made during the fiscal year.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2008 to 2012, is approximately $320 million assuming a Canadian/US average exchange rate of $0.96 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a) (b)	$385,867	$71,628	$110,248	$27,371	$176,620
Environmental and participation agreements
incremental commitments (c)	97,366	76,504	3,985	1,992	14,885
Operating lease obligations (d)	121,959	16,197	29,303	17,849	58,610
Capital lease obligations (e)	2,315	872	1,307	136	–
Total contractual obligations	$607,507	$165,201	$144,843	$47,348	$250,115

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The Company’s credit agreements are comprised of two senior secured term credit facilities and a senior secured revolving credit facility.

15    Harry Winston Diamond Corporation 2008 Annual Report

On May 31, 2007, Harry Winston Diamond Corporation amended its existing credit facilities to extend the maturity date to December 15, 2009 from December 15, 2008. At January 31, 2008, $76.4 million in total was outstanding on the senior secured term credit facilities, and $50.0 million was outstanding on the senior secured revolving credit facility. Scheduled repayments on the senior secured term credit facilities commenced March 15, 2008 with $12.5 million in repayments due every quarter. The maximum amount permitted to be drawn under the senior secured revolving credit facility will be reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On January 31, 2008, $8.8 million was outstanding on the mortgage payable.

At January 31, 2008, $154.0 million had been drawn against Harry Winston Inc.’s $200.0 million secured credit facility which expires on March 31, 2008. On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The loan bears interest at a rate of 3.55% and matures on January 31, 2033, with quarterly payments commencing on June 30, 2008.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2008 and have been included under long-term debt in the table above.  Interest payments for fiscal 2009 are approximated to be $17.5 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Harry Winston Diamond Corporation’s share as at January 31, 2008 was $61.5 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $61.5 million in letters of credit posted. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)

Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

16    Harry Winston Diamond Corporation 2008 Annual Report

Outlook

Mining

A new mine plan approved in the fourth quarter by both Rio Tinto plc, the operator of the Diavik Mine, and the Company secures the future of the Diavik Project to beyond 2020 and sets the foundation for the transition from open pit to underground mining over the next five years. This mine plan currently excludes the development of the A-21 kimberlite pipe. A bulk sample from the A-21 kimberlite pipe is expected in calendar 2008 to provide a definitive planning price for A-21 rough diamonds.

Production

Rough diamond production is expected to reach a record annual level in the 2008 calendar year. The Diavik Mine is forecasted to deliver approximately 12 million carats in calendar 2008, predominately sourced from the high-grade A-154 South kimberlite pipe. Depletion of the A-154 South open pit ore is expected in December 2008. Pre-stripping of the A-418 kimberlite pipe will continue into 2008, with commercial production anticipated during the second calendar quarter.

In calendar years 2009 and 2010, the lower-grade A-418 kimberlite pipe will become the primary ore source, with open pit production scheduled to end in calendar 2011. Underground production is expected to commence in 2009, sourced from A-154 South, A-154 North and A-418 simultaneously. The three kimberlite pipes are located in relative proximity to one another, allowing a common underground infrastructure.

Processing plant throughput is expected to remain at 2.3 million tonnes of kimberlite per year. Underground ore volumes are expected to increase steadily beginning in 2009 as underground mining ramps up and open pit volumes decline. In the absence of A-21, underground mining would be the sole source of production from 2012 onwards.

Average recovered grade is forecasted to be approximately 5.7 carats/tonne of ore processed in calendar 2008, and approximately 3.5 carats/tonne thereafter. The Company has commissioned WWW Diamond Consultants Ltd. (“WWW”) to provide an independent view of diamond prices for the proven and probable reserve categories based on the examination of both production and bulk sample diamond parcels. As of January 2008, WWW modelled and assigned diamond prices of $93 per carat to A-154 South, $117 to A-154 North and $85 to A-418.

Cost of Sales

In calendar 2008, cost of sales is expected to increase approximately 25% compared to calendar 2007 primarily due to an anticipated stronger Canadian dollar, higher labour, fuel, material costs and higher depreciation. Cost of sales is forecasted to peak in calendar 2009 at a further 30% over calendar 2008 reflecting the higher costs associated with the overlap of underground and open pit mining. Thereafter, open pit mining volumes are projected to decrease with the transition to solely underground mining. Accordingly, over the following two years cost of sales is also expected to decline as the overlap between open pit and underground mining diminishes.

Capital Expenditures

Over the next five years, the Company’s portion of planned capital expenditures is expected to be approximately $320 million at a Canadian/US dollar average exchange rate of $0.96. The Company expects to contribute approximately $221 million over the next two years at a Canadian/US dollar average exchange rate of $0.99 in support of the underground development project. Financing for the two-year period is expected from a combination of cash from operations, proceeds from a recent common share private placement and refinancing of the Company’s existing credit facility.

In addition to constructing over 20 km of underground tunnelling and raisebore shafts, underground facilities will include maintenance shops and warehousing for mobile equipment servicing, refuge stations, fuelling areas, electrical power distributions, communication networks, water handling and pumping systems, ore and waste loading areas and ventilations.

17     Harry Winston Diamond Corporation 2008 Annual Report

To support the underground development and construction phase, more camp accommodations for an expanding workforce is required in addition to several large surface facilities. These facilities include a crushing and paste plant to produce backfill, expansion of the processed kimberlite containment dam, power generation expansion, and fuel storage capacity. Construction of these facilities began in calendar 2007 and completion is expected in 2008.

Exploration

Accelerated exploration activities are planned over the next two years on existing property holdings. None of the exploration activities has any impact on the Diavik mineral resources and mineral reserves at this time. As underground mining advances to greater depths in the coming years, resource classifications will be upgraded through additional drilling, which might add production volume or longevity to the mine life.

Rough Diamond Sales Cycle

The rough diamond sales cycle in the coming year is expected to be two primary sales in the first quarter including an open-market tender, two in the second quarter, two in the third quarter and three in the fourth. Sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India.

Cash Tax Profile

The Company has been able to defer the majority of its cash income taxes since the Diavik Mine began commercial production in fiscal 2004, as accelerated tax deductions were available from its initial investments in the mine. Accordingly, the Company has recorded a significant future income tax liability. As the accelerated tax deductions become fully utilized, the Company expects an increase in current income tax payable and a reversal in future income tax liability beginning in fiscal 2009. The Company anticipates that a significant portion of the existing future income tax liability will reverse over the next two years, with the highest cash tax payment anticipated in fiscal 2010.

Retail

The high-end luxury goods industry has historically been more resilient to economic fluctuations than general retail. With a diverse global distribution network, the retail segment is positioned to withstand regional economic disruptions. Volatility in the US financial markets is expected to be offset by continued strong demand for high-end diamond jewelry and watches from markets in China, Russia and the Middle East.

Harry Winston Inc. will continue to support its expanded salon network and introduce new limited hand-crafted jewelry designs using the highest quality of diamonds in the upcoming year. In addition, new jewelry collections will be introduced to expand product assortment. Harry Winston Inc. remains well positioned to continue to leverage its brand equity in support of future sales growth. One store is scheduled to be opened in Costa Mesa, California in fiscal 2009.

In fiscal 2009, Harry Winston Inc. expects to continue to record double-digit sales growth and strong underlying gross margins, resulting in an improvement in earnings from operations.

Related Parties

Transactions with related parties for the year ended January 31, 2008 include $1.8 million of rent (2007 – $1.8 million) relating to the New York salon, payable to a Harry Winston Inc. employee.

18     Harry Winston Diamond Corporation 2008 Annual Report

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective at January 31, 2008 to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting

The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2008.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2008 there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

19     Harry Winston Diamond Corporation 2008 Annual Report

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. The Company has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, “Accounting for Asset Retirement Obligations”, effective November 1, 2003 and as at January 31, 2008, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

20     Harry Winston Diamond Corporation 2008 Annual Report

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Intangible Assets and Goodwill

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

The goodwill recorded on the Company’s books is reviewed at least annually for impairment; however, if there is indication of impairment in goodwill during the year, an assessment at the time will be completed.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

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Nature of Joint Arrangement with DDMI

Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $221 million over the next two years, with funding expected to be provided in part from a CDN $75 million private placement completed on March 14, 2008, cash flow from operations and a refinancing of the Company’s existing credit facilities. There can be no assurance that the Company will be able to refinance its current credit facilities on satisfactory terms and conditions, or at all.

Diamond Prices and Demand for Diamonds

The profitability of Harry Winston Diamond Corporation is dependent upon production from the Diavik Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Harry Winston Diamond Corporation’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Harry Winston Diamond Corporation’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, would increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Harry Winston Diamond Corporation would receive from diamond sales, and would decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licenses and permits from the Canadian government. Renewal of the Diavik Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007 for an eight-year period. While Harry Winston Diamond Corporation anticipates that DDMI, which is also the operator of the Diavik Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

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Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine and in the manufacture of jewelry. As well, as Harry Winston Diamond Corporation’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Harry Winston Diamond Corporation expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Harry Winston Diamond Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc. manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Harry Winston Diamond Corporation’s operations and the operations of Harry Winston Inc., the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

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Fuel Costs

The Diavik Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta.

Harry Winston Diamond Corporation’s success at marketing diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Harry Winston Diamond Corporation, through its ownership of Harry Winston Inc., is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then Harry Winston Diamond Corporation’s results of operations will be adversely affected.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

On February 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on equity, financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

The adoption of these new accounting standards has not had a material impact on the financial position of the Company. For a description of the new standards and the impact on the Company’s financial statements, please see note 3 to the consolidated financial statements.

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Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This new standard will apply to the Company effective February 1, 2008.

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”, which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This new standard will apply to the Company effective February 1, 2008.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Outstanding Share Information
As at January 31, 2008
Authorized	Unlimited
Issued and outstanding shares	58,372,091
Options outstanding	1,719,338
Fully diluted	60,091,429

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

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